UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 5, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 28, 2016

Date, Time and Place: Held on April 28, 2016, at 08:30 AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to the item 6 of its Rules of Procedures.

Attendance: The totality of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat.

Meeting Board:	Mr. José Luciano Duarte Penido – Chairman.
Ms. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: In accordance with the terms of Article 17 of the Company’s Bylaws, (i) approve the granting of options pursuant to the General Stock Option Plan for the Granting of Options to Purchase Shares of the Company (“Stock Option Plan”), related to the fiscal year of 2016, to the Company’s Board of Officers members; and (ii) assign the resignation submitted by the member of the Company’s Sustainability Committee.

Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                           Considering the approval by the Ordinary General Shareholders’ Meeting held on April 27, 2016, among other matters, of the global compensation for the Management related to the fiscal year of 2016, as well as per the Personnel and Remuneration Committee’s recommendation, the Board of Directors’ decides to approve the granting of options pursuant to the Company’s Stock Option Plan related to the fiscal year of 2016, to the Company’s Board of Officers.

(ii)                        Assign the resignation, submitted on March 7, 2016 by Mr. Naomar Monteiro de Almeida Filho, from his duty as member of the Company’s Sustainability Committee, with effects as of March 1, 2016.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat., and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, April 28, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2016

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO